Exhibit 16.3

AMENDMENT TO AGREEMENT FOR
ASSIGNMENT OF LEASES

             THIS INSTRUMENT (the “Amendment”) is nude and entered into as of November 1, 1997, by and between GEO PETROLEUM, INC. (“GEO” ) and SABA PETROLEUM, INC. (“SABA”) with respect to the matters set forth herein

RECITALS.

        1.  Pursuant to that “Agreement for Assignment of Leases” (the “Agreement”) by and between the parties dated December 19, 1996, Geo agreed to assign to Saba an undivided two-thirds interest in the “Properties” as defined in the Agreement, consisting of oil and gas leases, the wells, equipment, and fixtures located thereon, and appurtenant interests, contracts, and rights. Pursuant to that Assignment dated December 20, 1996, and recorded April 23, 1997, as document 97-450381, in the Official Records of Ventura County, California, Geo assigned said two-thirds interest in the Properties to Saba. By letter agreement (the “Extension”) dated August 23, 1997, the parties agreed that Saba could extend the period for commencement of drilling operations to no later than November 30, 1997.

        2.  In order to provide for the orderly and timely development of the Properties, the parties desire that Saba reduce its interest in the Properties to one-third, that Geo’s interest be increased to two-thirds, and that the parties continue with performance under the Agreement, as amended hereby. Saba’s financial involvement will be reduced in proportion to the reduction of its ownership interest.

AGREEMENT:

             For and in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

        1.  The Agreement is hereby deemed amended by the terms and provisions of this Amendment.

        2.  At page 1 of the Agreement, the first, unnumbered paragraph and paragraphs A, B, and C are mended to provide that the ownership of the Properties shall be and is hereby vested one-third in Saba and two-thirds in Geo, provided that as to Saba’s interest Saba shall be required to perform the provisions hereof in order to earn and retain such interest Saba agrees to assign to Geo an undivided one-third interest in the Properties upon the execution of this Agreement. As a result, the Agreement is hereby deemed modified such that wherever Saba’s interest, shares in costs lend revenues, and ownership are stated as “two-thirds” (“2/3”), such shall now be deemed to be “one-third” (“1/3”). In the same manner, Geo’s interest, shares in costs and revenues, and ownership shall be deemed to be “two-thirds” (“ 2/3”) throughout the Agreement and this Amendment.< /font>

        3.  “Paragraph 1. Royalty Purchases” of the Agreement and Paragraph 3 of the Extension are replaced in their entirety by the following: Saba has purchased certain overriding royalty and landowners’ royalty interests and paid the cost thereof. Geo shall have the option to acquire a two-thirds interest in the royalties described in Exhibit “A” of the Agreement which option shall be exercised only by Geo delivering to Saba a written notice of exercise accompanied by a check representing good funds in an amount equivalent to two-thirds of Saba’s total cost of acquisition of the royalties by April 1, 1998. If not so exercised, the option will expire on April 1, 1998. The interests of the parties shall be two-thirds to Geo and one-third to Saba with respect to further acquisitions of land, royalties, and mineral interests in the area of mutual interest. Geo shall be the party responsible for tusking further acquisitions and notifications of acquisitions.

        4.  Paragraph 2. “Operations” of the Agreement and paragraphs 2, 4, and 5 of the Extension are replaced in their entirety by the following: Geo shall be the “Operator” under the Agreement, as amended, and the Operating Agreement Saba shall promptly transfer to Geo all pending applications before all agencies with respect to drilling and operations on the Properties. Geo shall diligently pursue the obtaining of all permits and approvals prerequisite to drilling, obtain a drilling rig and equipment, and prepare for the drilling of the first well. The first well shall be drilled and completed as a SAGD well in the Vaca Tar Sand and commenced, if practicable in the judgment of Geo, no later than March 31, 1998. Geo shall give Saba not less than 30 days written notice prior to the commencement of drilling operations.

        5.  (a)  Paragraphs 3, 4 and 5 of the Agreement are deleted and the following terms shall apply: Commencing November 1, 1997, each party shall be entitled to receive 50% of the revenues from the Properties and shall pay 50% of the costs, subject to the further provisions hereof. If Saba spends a minimum amount of $5,000,000 with respect to its 50% interest in the conduct of operations on the properties, pursuant to the Operating Agreement, within five years from November 1, 1997, only then shall Saba earn and retain its one-third interest in the Properties. Geo shall, in its judgment as a prudent Operator, drill SAGD wells with approximately six months between the completion of one and the commencement of operations for the next well. Geo shall bear and pay 50% of the costs during the period that Saba is responsible for 50% of the costs. If and when Saba has spent said $5,000,000, then the panics shall bear and pay the costs of further drilling and the related operations on the basis of two-thirds by Geo and one-third by Saba. As to the wells paid for, in part, by Saba’s $5,000,000 expenditure, the parties shall each receive 50% of the total revenues derived from all such wells combined and pay 50% of the costs thereof until their costs have been recovered (“Payout”) and thereafter Saba shall own a one-third interest in the Properties and Geo shall own two-thirds. Geo shall furnish Saba with monthly statements of costs of operation, revenue, and all other information required to calculate the Payout status.

              (b)  Should (a) Saba fail to expend said sum of $5,000,000 within five years from November 1, 1997, or (b) prior to the time it has expended said $5,000,000 sum fail to participate for its full interest in a well actually drilled by Geo in accordance with the provisions of paragraphs 4 or 5 hereof, this agreement shall terminate and Saba shall re-assign to Geo all its interests hereunder save and except for (a) the interests acquired by Saba pursuant to paragraph 3 hereof, insofar only as such interests affect and burden the wells in which Saba shall retain its interests, and (b) its interests in the wells and the spacing unit around each well for which Saba has paid its share of drilling and completion costs; said reassignment to Geo conditioned upon Saba’s recovery and receipt from Geo of the actual amount of Saba’s expenditures on wells in which Saba participated but fail ed to fully acquire. The production facilities located outside any spacing unit retained by Saba which are used in connection with the operation of the wells retained by Saba shall be owned, maintained and operated by the parties at a cost equal to the ratio of dollars actually expended by Saba to the sum of $5,000,000, times one-third. Saba shall not retain any interests in any well located outside the retained spacing units and Geo shall be responsible for the operation and/or abandonment of the same.

              (c)  Should Geo fail to participate in a well actually drilled by Geo in accordance with the provisions of paragraphs 4 or 5 hereof, the terms of the Operating Agreement shall apply.

        6.  Spacing Unit. Paragraph 6 of the Agreement is deleted and replaced by the following:

        To qualify as a spacing unit well, the well trust have been designated by Geo as a well to be reworked, recompleted, or drilled, and Saba shall have expended a minimum of $75,000 thereon. The spacing unit shall be in the form of a rectangle from the surface down to all depths, the exterior boundaries of which shall be a distance of one hundred and fifty feet on either side measured from each end of the perforated liner of the spacing unit well.

        Should the surface well site and/or portions of the well bore lie outside the confines of any spacing unit created for a well, the well site and well bore shall be considered as part of the spacing unit in which Saba has retained an interest.

        7.  Paragraph 7 of the Agreement is deleted and replaced by the following:

        Geo and Saba shall be equally responsible for any “pollution liability”, consisting of remediation, “anon, liability, and costs associated with hazardous substances on the Properties until Saba shall have completed the expenditure of its $5,000,000 condition or has terminated its continuing interest in the Properties provided that the parties shall continue to share equally thereafter as to pollution liability incurred through joint operations before such completion. As to pollution liability arising after such completion, Geo shall be responsible for two-thirds and Saba for one-third of such obligation. If Saba has not completed such expenditure, then the obligation shall be borne 100% by Geo as to the areas not retained by Saba, and equally by the parties as to the retained areas until Saba has achieved payout with respect to the same, and by Geo as to two-thirds and Saba as to one-third when payout has been achieved with respect to such areas.

        8.  Paragraph 8 of the Agreement is deleted and replaced by the following:

        Mickelson Land Services, Inc. has prepared and delivered to the parties a detailed title report on the lands and leases comprising the Properties. The parties have examined such description and have determined that there are no title defects as defined in the Agreement or otherwise.

        9.  Paragraphs 9 through 20 of the Agreement are not amended hereby, except that the address for notice of the parties shall be changed to provide:

Geo Petroleum, Inc. Attn.: Larry R. Burroughs
President and Chief Operating Officer 501 Deep Valley Drive, Suite 300 Rolling Hills Estates, CA 90214 Telephone: 310-265-0721, Fax: 310-265-9452	Also to 4204 South Summit Place Sand Springs, OK 74063 Telephone: 918-241-8587 Fax: 918-241-4825

Saba Petroleum, Inc.
Attn: Ilyas Chaudhary
Chief Executive Officer
3201 Airpark Drive, No. 201
Santa Maria, CA 93455
Telephone: 805-347-8700
Fax: 805-347-1072

        10.  The terms and provisions of the Extension are deemed superseded by this Amendment and canceled, except for any obligations which may have accrued in favor of Geo pursuant to paragraph 6 thereof. The period for accrual of losses shall end as of October 31, 1997.

        11.  By executing this Amendment, each of the parties intends to and does hereby extinguish the obligations heretofore existing between them under the Agreement and Extension, as amended hereby. Each of the parties on behalf of itself, its successors, assigns, parent and subsidiary organizations, affiliates, partners, agents, stockholders, employees and representatives hereby fully releases and discharges the other party and that party’s successors, assigns, parent and subsidiary organizations, affiliates, partners, agents, stockholders, employees, and representatives from all rights, claims, and actions which each party and the above-named successors now have against the other party and the above-named successors, stemming from the Agreement and Extension.

        12.  (a)  In Exhibit A-1 to the Agreement, it is provided that certain wells completed in zones below the Vaca Tar Sand are excluded from the Agreement and are deemed owned and retained entirely by Geo in connection with a disposal project operated by Geo. It is agreed that as to certain wells completed in zones below the Vaca Tar Sand, namely the VTSU 1-3, 4-1, 4-2, and 4-3, if Geo reasonably deems that any of the same is not suitable for completion or re-drilling into the Vaca Tar Sand, and so notifies Saba with a period of 30 days for a response from Saba, then Geo may elect to take said well over at its sole cost, risk, and expense for disposal or other operations not involving production from the Vaca Tar Sand. In such case, Geo shall assume the complete cost and risk of abandoning the well.

              (b)  As to arty lands or leases acquired within the area of mutual interest, Geo shall have the sale right to take over any injection wells not needed for injection of waters produced on the joint lands, and use them in connection with its disposal project, and the sole right to operate commercial disposal operations on the acquired lands.

        13.  As modified and amended hereby, the Agreement shall be deemed in full force and effect in accordance with its terms.

        14.  The terms of this agreement shall be binding upon and insure to the benefit of the successors and assigns of the parties hereto.

        In Witness Whereof, the parties have executed this agreement effective the date first written above.

GEO PETROLEUM, INC., a California corporation
By:

Larry R. Burroughs, President

SABA PETROLEUM, INC., a California corporation
By:

Ilyas Chaudhary, Chief Executive Officer

      Saba Petroleum Inc.
      32111 Airpark Dr. Suite 201
      Santa Maria, California 93454
      Tel: (805) 347-8700
      Fax: (805) 347-1072

August 25, 1997
Geo Petroleum, Inc.
Attn: Gerald T. Raydon, President
501 Deep Valley Drive, Suite 300
Rolling Hills Estates, CA 90274

RE:   Vacca Tar Sand Unit Farmout
   Oxnard Field, Ventura Co., CA
   Amendment to Farmout Agreement

Gentlemen:

        Reference is made to Vacca Tar Sand Unit Farmout Agreement dated December 23, 1996, by and between Geo Petroleum, Inc. (Geo) and Saba Petroleum, Inc. (Saba). Notwithstanding the terms and conditions as contained in the Farmout Agreement, between the parties hereto, said Agreement is hereby amended as follows:

1.  Recitals

        The parties desire that the “test well” be commenced as soon as practicable, by September 30, 1997. Saba will file a drilling permit and transfer of operations notice to the Division of Oil, Gas, and Geothermal Resources, together with land use by August 31, 1997. Saba has a pending application with the Ventura County Air Pollution Control District with respect to the drilling rig and other facilities.

        Saba has determined that when production has risen above about 1000 barrels per day, the highest value for oil production from the VTSU will be obtained from the operation of an asphalt plant. In order to plan for and construct such plant, Saba believes that it will be necessary to extend the time within which Saba is to complete the expenditure of the $10,000,000 provided for in the Agreement.

2. Operations (extension)

        Under Paragraph (2) entitled “Operations” of the Agreement, delete the first sentence and insert the following in lieu thereof, “On or before one hundred eighty (180) day, from May 30, 1997, Saba shall commence operations upon said properties to produce oil, gas and/or other hydrocarbon substances from the properties by drilling, redrilling, re-working and/or re-entry operations of existing wells and in new wells utilizing primary or secondary technologies or methods of oil and gas recovery, hereinafter referred to as “operations”.

        In no event shall the commencement of drilling be deferred past November 30, 1997. 1f Saba has not commenced drilling by such date, its rights shall thereupon without the right of notice under the Agreement shall terminate.”

3. Royalty Purchase

        Under paragraph (I) entitled “Royalty Purchase” delete the third sentence and insert “Geo has the right to participate as to a one-third (1/3) interest in such acquisition by reimbursing Saba one-third (1/3) of the cost of acquisition by May 31, 1998, or at such time the Agreement terminates, whichever first occurs.” With respect to such acquisitions, the parties establish an “Area of Mutual Interest” (AMI) surrounding Geo’s Oil and Gas Leases in the Oxnard Field. Such AMI shall extend a distance of one mile from and at right angles to the exterior boundaries of said Leases. The effective date of the AMI is December 23, 1996.

4. Expenditures

        Under Paragraph (3) entitled “Expenditures” delete the paragraph and insert “Saba agrees to expend a minimum sum of ten million dollars ($10,000,000) in the conduct of its operations pursuant to paragraph two (2) above. Said amount shall be expended over a two (2) year period from the date Saba commences operations hereunder.”

5.  Term and Interest

        Under Paragraph (5) entitled “Term and Interest”, please delete the first sentence and insert, “Subject to the terms hereof; this agreement shall remain in full force and effect for a term of two (2) years from the date Saba commences operations hereunder or until such time as Saba has expended the total sum of ten million dollars ($10,000,000) whichever first occurs.”

6. Saba agrees to reimburse Geo up to $10,000 for any losses in operating the VTSU during the extension period, commencing July 1, 1997, and ending when Saba commences operations.

7. The terms and provisions hereof shall be binding upon and insure to the benefit of the successors and assigns of the respective parties hereto.

Please indicate your acceptance of the foregoing by signing and returning a copy of this letter.
Very truly yours,

/s/ Grant Rodges

Land Manager

Accepted and Agreed to on 25th day of August 1997.

GEO PETROLEUM INC.
By:	/s/ Gerald T. Raydon

Gerald T. Raydon

SABA PETROLEUM, INC.
By:	/s/ Herb Miller

H Miller, President